For the semi-annual period ended June 30, 2007.
File number 811-05597
Dryden Short-Term Bond Fund

DRYDEN SHORT-TERM BOND FUND, INC.
Dryden Ultra Short Bond Fund

Supplement Dated June 11, 2007 to
Prospectus and Statement of Additional Information dated March 30, 2007

Important Information: Redemption of All Shares of Dryden Ultra Short Bond Fund

        At a recent meeting, the Board of Directors of Dryden Short-Term Bond Fund, Inc. approved several proposals with respect to the future operations of Dryden Ultra Short Bond Fund (the Fund). Each of the proposals is discussed below.

       The Board determined that it was in the best interest of shareholders for the Fund to cease operations. Accordingly, the Board approved a proposal to redeem all of the outstanding shares of the Dryden Ultra Short Bond Fund (the Fund). Under the proposal, shareholders of the Fund will receive payments equivalent to the net asset value of their shares as of the redemption date. The redemption is scheduled to take place on or about Friday, September 14, 2007, and payments will be sent to shareholders as soon as practicable thereafter. Any contingent deferred sales charge (CDSC) that would otherwise be applicable to a shareholder of the Fund will be waived at the time of the redemption.

       In anticipation of the redemptions, the Board also approved the closure of the Fund to most purchases and exchanges effective as of the close of business on or about Friday, July 6, 2007. Existing Fund shareholders may continue to receive additional Fund shares through dividend reinvestments and conversions of Class B shares to Class A shares.

       At any time prior to the Redemption Date, shareholders may redeem their shares and receive the net asset value thereof, pursuant to the procedures set forth in the Prospectus.
Shareholders may also exchange their Fund shares for shares of the same class of any other fund within the JennisonDryden funds that offer that class, as described in and subject to any restrictions set forth under "How to Exchange Your Shares" in the Prospectus.

        The Board also approved a proposal to eliminate the Fund's restrictions on investments in affiliated money market funds. Currently, the Fund may invest a maximum of 25% of Fund assets in shares of affiliated money market funds. This limitation has now been removed, and the Fund may invest up to 100% of Fund assets in affiliated money market funds, as long as any such money market fund satisfies applicable rules promulgated by the Securities and Exchange
Commission.

        Fund shares held on the Redemption Date in Prudential Mutual Fund Services Individual Retirement Accounts ("IRAs") will be exchanged for shares of MoneyMart Assets to avoid penalties that may be imposed on holders of IRAs under the Internal Revenue Code if such Fund shares were redeemed in cash.

       You may be subject to federal, state, local or foreign taxes on redemptions of Fund shares. You should consult your tax adviser for information regarding all tax consequences applicable to your investments in the Fund.

LR 00166